SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Global Traffic Network, Inc.

(Name of Subject Company (Issuer))

GTCR Gridlock Acquisition Sub, Inc.

GTCR Gridlock Holdings (Cayman), L.P.

(Names of Filing Persons (Offerors))

GTCR Gridlock Holdings, Inc.

GTCR Gridlock Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

(Names of Filing Persons (other person(s))

Common Stock, par value $.001 per share	37947B103
(Titles of classes of securities)	(CUSIP number of class of securities)

Christian B. McGrath

GTCR Gridlock Holdings (Cayman), L.P.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$283,276,196.00	$32,888.37

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,234,014 shares of common stock, par value $.001 per share, of Global Traffic Network, Inc. at a purchase price of $14.00 per share. Such number of shares consists of (i) 19,060,350 shares of common stock issued and outstanding as of July 22, 2011 and (ii) 1,173,664 shares of common stock that are expected to be issuable before the expiration of the Offer under options and other rights to acquire shares of common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011610 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,888.37	Filing Party: GTCR Gridlock Acquisition Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: August 9, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011, as amended by Amendment No. 1 thereto, filed with the SEC on August 25, 2011, Amendment No. 2 thereto, filed with the SEC on September 6, 2011, and Amendment No. 3 thereto, filed with the SEC on September 14, 2011 (as so amended, the “Schedule TO”), in each case by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), Parent, GTCR Gridlock Holdings, Inc., GTCR Gridlock Partners, Ltd., GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP, and GTCR Investment X AIV Ltd. (collectively, the “Filing Persons”), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the “Shares”), of Global Traffic Network, Inc., a Nevada corporation (“Global”), at a purchase price of $14.00 per share (the “Offer Price”), payable net to the seller in cash, without interest and less applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under the caption “The Offer—Section 12. Certain Legal Matters—Regulatory Approvals” is hereby amended by adding the following paragraph after the final paragraph under such caption on page 73 of the Offer to Purchase:

“On September 19, 2011, Parent was advised that, after completion of the Foreign Investment Review Board’s review of the proposed acquisition under Australia’s Foreign Acquisitions and Takeovers Act of 1975 and Australia’s Foreign Investment Policy, the Treasurer of Australia does not object to the proposed acquisition. As a result, the Governmental Approvals Condition to the Offer has been satisfied.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2011

GTCR Gridlock Acquisition Sub, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Holdings (Cayman), L.P.

By:	GTCR Gridlock Partners Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Holdings, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Partners, Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Fund X/A AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/C AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer